Exhibit (a)(5)(D)

NEWS

For Immediate Release

AAR CORP. Announces Final Results of Modified Dutch Auction Tender Offer

WOOD DALE, Illinois, May 29, 2015 — AAR CORP. (NYSE: AIR) announced today the final results of its “modified Dutch auction” tender offer, which expired at the end of the day, 12:00 midnight, New York City time, on May 22, 2015.

AAR CORP. has accepted for purchase 4,185,960 shares of its common stock at a purchase price of $31.90 per share, for an aggregate amount of $133,532,124, excluding fees and expenses relating to the tender offer.  These shares represent all shares validly tendered at or below the purchase price and approximately 10.6% of the total number of shares of AAR’s currently outstanding common stock.

Wells Fargo Securities, LLC acted as dealer manager for the tender offer.  Stockholders who have questions or would like additional information about the tender offer may contact D.F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 387-0770, or in writing at: 48 Wall Street, 22nd Floor, New York, NY 10005.

About AAR

AAR is a global aerospace and defense company that employs more than 5,000 people in over 20 countries. Based in Wood Dale, Illinois, AAR supports commercial, government and defense customers through two operating segments: Aviation Services and Expeditionary Services. AAR’s Aviation Services include inventory management; parts supply; OEM parts distribution; aircraft maintenance, repair and overhaul; and component repair. AAR’s Expeditionary Services include airlift operations; mobility systems; and command and control centers in support of military and humanitarian missions. More information can be found at www.aarcorp.com.

Contact: John C. Fortson, Vice President, Chief Financial Officer and Treasurer | (630) 227-2075 | john.fortson@aarcorp.com.

Forward-Looking Statements

This press release contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled “Risk Factors”, included in the Company’s Form 10-K for the fiscal year ended May 31, 2014. Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described.  These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control.  The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. For additional information, see the comments included in AAR’s filings with the Securities and Exchange Commission.